[redacted]

04015670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/17

OMB APPROVAL	
OMB Number.	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

CM 3.22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 50917

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONROE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH END AVENUE
(No. and Street)

NEW YORK	**NEW YORK**	**10282**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDUARD DAVID YANKOVICH **(212) 845-5041**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHAIFETZ & SCHREIBER, P.C.
(Name - if individual, state last, first, middle name)

21 HARBOR PARK DRIVE N, PORT WASHINGTON, NEW YORK **11050**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, RANDI FISHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONROE CAPITAL, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON DIFRANKS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01-DI6104360
Qualified in New York County
Commission Expires January 20, 2008

Notary Public

Signature

PRINCIPAL
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash flows.
- [X] (e) Statement of Changes in Stoclkholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordingated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplement Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

MONROE CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(With Supplementary Information)

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

OMB No. 3235-0123
(5-31-87)

3/91 *(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Monroe Capital, LLC [13]	SEC FILE NO.: 8-50917 [14]
	FIRM ID NO.: 11-3423588 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not use P.O. Box No.): One North End Avenue, Suite 1201 [20]	FOR PERIOD BEGINNING (MM/DD/YY): 01/01/03 [24]
New York [21] (City) NY [22] (State) 10282 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code) - Telephone No.
EDUARD DAVID YANKOVICH [30]	(212) 845-5041 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

Execution:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated this 23th day of February 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) RANDI FISHER, PRINCIPAL
Principal Financial Officer or Partner

3) ______
Principal Operations Officer of Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

CHAIFETZ & SCHREIBER, P.C.
Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Monroe Capital, LLC
World Financial Center
1 Northend Avenue, Suite 1201
New York, NY 10282

Gentlemen:

We have audited the accompanying statement of financial condition of Monroe Capital, LLC (the "Company") as of December 31, 2003, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chaifetz & Schreiber, P.C.

February 23, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]

SEC FILE NO. 8-50917 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 33,823	200			$ 33,823	750
2. Receivables from brokers or dealers:						
A. Clearance account	-	295				
B. Other		300	$	550	-	810
3. Receivables from non-customers		355	-	600	-	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	-	420				
D. Other securities	4,506,345	424				
E. Spot commodities		430			4,506,345	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreement's and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	51,178	680	51,178	920
11. Other assets ...JBO		535	13,209	735	13,209	930
12. TOTAL ASSETS	$ 4,540,168	540	$ 64,387	740	$ 4,604,555	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	237,301	1114	-	1315	237,301	1560
B. Other		1115	$	1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:			1,968,571	1360	1,968,571	1620
17. Acounts payable, accrued liabilities, expenses and other	81,818	1205		1385	81,818	1685
18. Notes and mortgages payable:						
A. Unsecured		1210			-	1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of........ $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements						
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of........ $ [1010]				1420		1730
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 319,119	1230	$ 1,968,571	1450	$ 2,287,690	1760

Ownership Equity

21. Sole Proprietorship		$	1770
22. Partnership (limited partners)	$ [1020]	2,316,865	1780
23. Corporation:			
A. Preferred stock			1791
B. Common Stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 2,316,865	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 4,604,555	1810

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC**

For the period (MMDDYY) from 01/01/03 [3932] to 12/31/03 [3933]

Number of months included in this statement 12 [3931]

Part A

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		(498,070)	3949
c. Total gain (loss)		(498,070)	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit value is paid or credited			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		301,160	3995
9. Total revenue		$ (196,910)	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 87,000	4120
11. Other employee compensation and benefits		323,912	4115
12. Commissions paid to other broker dealers			4140
13. Interest expense		162,117	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		45,254	4195
15. Other expenses		767,843	4100
16. Total expenses		$ 1,386,126	4200
NET INCOME			
17. Net income (loss) before Federal income taxes and items below (item 9 less 16)		$ (1,583,036)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (1,583,036)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 119,139	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC**

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 3,291,926	4240
A. Net income (loss)			(1,583,036)	4250
B. Additions (Includes non- conforming capital of	$	4262)	2,340,850	4260
C. Deductions (Includes non-conforming capital of	$	4272)	1,732,875	4270
2. Balance, end of period (From item 1800)			$ 2,316,865	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

MONROE CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,583,036)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	25,438
Decrease in receivables from broker/dealers	3,589,293
Decrease in other assets	8,634
Purchase of securities - net	(2,880,464)
Increase in payables to broker/dealers	237,301
Decrease in accounts payable, accrued expenses and other payables	(38,702)
Total adjustments	941,500
Net cash used in operating activities	(641,536)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property, plant and equipment	(11,277)
Net cash used in investing activities	(11,277)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions received from members	2,340,850
Distributions to members	(1,732,876)
Net cash provided by financing activities	607,974
NET DECREASE IN CASH	(44,839)
CASH - BEGINNING OF YEAR	78,662
CASH - END OF YEAR	$ 33,823
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 162,784
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. THE COMPANY

Monroe Capital, LLC (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Philadelphia Stock Exchange ("PHLX"). The Company was organized as a limited liability company on March 3, 1998 pursuant to the New York Limited Liability Company Law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The Company maintains its accounting records and determines its taxable income on the accrual basis. Trading revenue is recorded on a mark-to-market basis, and the related expenses are recorded when incurred.

Securities – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value.

Property, Furniture, and Equipment – Property, Furniture, and Equipment, which is comprised exclusively of computer equipment, is stated at cost and is being depreciated over the estimated useful lives of the respective assets, generally 5 years, using the straight-line modified accelerated cost recovery method.

Income Taxes - The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes. Similar provisions apply for state income tax reporting.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable/payable from/to the clearing broker relates to deposits for securities borrowed or loaned and is collateralized by securities owned by the Company.

4. PROPERTY, FURNITURE, AND EQUIPMENT

Property, Furniture and Equipment, at cost, consist of the following:

Equipment	$130,920
Less: Accumulated depreciation	$(79,742)
	$ 51,178

Depreciation expense for the year ended December 31, 2003 was $25,438.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the PHLX rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $1,113,599, which was $1,013,599 in excess of its required net capital of $100,000. The Company's net capital ratio was .2866 to 1.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any lease commitments and presently leases office space on a month-to-month basis. Total rent paid for fiscal year ending December 31, 2003 was $105,164.

7. RELATED PARTY TRANSACTIONS

MBF Clearing Corp. ("MBF"), who has a stockholder that is also a member of the Company, receives monthly payments from the Company for services that are provided to the Company, including, but not limited to, rent, data feeds, screen charges, and general management fees. During 2003, the Company paid $ 594,884 of such expenses. At December 31, 2003, the payable due to MBF was $ 72,818. The Company also maintains a noncustomer account with MBF and as of December 31, 2003, the account had a balance of $10,654.

Lightning Trading, LLC ("Lightning"), who has a member that is also a member of the Company, receives monthly payments from the Company for rental of office space. During 2003, the Company had $ 47,149 of such expenses. At December 31, 2003, there was no payable to Lightning.

8. CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances and securities at several banks and other financial institutions. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000 per depositor. Accounts at each financial institution are insured by the Securities Investor Protection Corporation of up to $500,000 per depositor. During the year the Company may periodically maintain cash balances and securities in excess of the insured amounts.

SUPPLEMENTARY INFORMATION

Schedule I

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	*Total ownership equity from Statement of Financial Condition*			$ 2,316,865	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			2,316,865	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 2,316,865	3530
6.	Deductions and/or charges				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 64,387	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
	D. Other (deductions) and/or charges		3610	(64,387)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 2,252,478	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	802,249	3734		
	D. Undue Concentration	336,630	3650		
	E. Other (List)		3736	(1,138,879)	3740
10.	Net capital			$ 1,113,599	3750

OMIT PENNIES

See Independent Auditors' Report

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Monroe Capital, LLC** as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minmimum net capital required (6-2/3% of line 19)			$	21,285	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	100,000	3760
14. Excess net capital (line 10 less 13)			$	1,013,599	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	1,081,687	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$	319,119	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	319,119	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			%	28.657%	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15 c3-3 prepared as of the date of the net capital computation includign both brokers or dealers and consolidated subsidiaries' debits			3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimumdollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2%of aggregate debits if alternateive method is used

(B) *Do not deduct the value of securities borrowed under subordination agreements or secured demand note* covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditors' Report

Schedule III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Monroe Capital, LLC	as of 12/31/03

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)--$2500 *capital category as per Rule 15c3-1*		4550
B. (k)	(2)(A)--"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)	(2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm SPEAR, LEEDS, & KELLOG	4335	4570
D. (k)	(3)--Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months abd accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	*Subordinated Liabilities*
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See Independent Auditors' Report

Schedule IV

MONROE CAPITAL, LLC

RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

NET CAPITAL PER UNAUDITED REPORT	1,113,599
NET CAPITAL PER AUDITED REPORT	1,113,599

See Independent Auditors' Report

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

To the Shareholders of
Monroe Capital, LLC
World Financial Center
1 Northend Avenue, Suite 1201
New York, NY 10282

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Monroe Capital, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chaifetz & Schreiber, P.C.

Port Washington, New York
February 23, 2004